NEWS RELEASE

For Immediate Release:
----------------------

Contact:
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Mark H. Harnett
MacKenzie Partners, Inc.
212-929-5500

            PENNANT CAPITAL RESPONDS TO PHH LETTER TO STOCKHOLDERS -
             REJECTS MANAGEMENT'S CLAIMS OF SUCCESS AND ITS ATTACKS
                             ON INDEPENDENT NOMINEES

New York, New York, May 20, 2009 - PHH Corp. (NYSE: PHH) - In response to a letter from PHH's board of directors to stockholders issued earlier today, Alan Fournier, managing member of Pennant Capital Management, LLC stated:

"Once again, PHH's board of directors is actually attempting to convince stockholders that PHH's very survival in the current economic environment is a `real mark of success.' The board bases this unbelievable assertion on comparisons of PHH to balance sheet lenders that failed because they held toxic mortgage assets for investment. However, PHH is not a balance sheet lender, does not hold mortgage assets for investment, and cannot rationally be compared to the failed institutions that management constantly refers to. Not only is this comparison faulty, it also has the potential for adverse consequences by sending the wrong message to other stakeholders, such as clients and lenders. Simply put, outperforming IndyMac is not a `real mark of success.'

"We believe PHH's management is forced to make these inappropriate comparisons because its actual record of performance has been quite poor. For example, PHH Fleet's expected 2009 segment profit is running 75% below 2007 results, and management expects to achieve a run-rate level of profitability at only 65% of 2007's level within the next two years. Furthermore, for most of 2008, PHH's management targeted break-even results for the mortgage production business, rather than profitability. The first quarter of 2009 was the first profitable quarter for that business since the third quarter of 2005. Moreover, the recent improvements reflected in the first quarter of 2009 and currently forecast by management have largely been the result of the industry-wide refinancing boom fueled by historically low interest rates. What will happen to the PHH stock price when the refi boom ends?

"The real mark of success and of good management is the ability to make the right decisions about the factors you can control. We believe that management has done poorly by this measure, and we stand by our criticisms of the board in our May 12 letter to stockholders, which follows. With the right guidance, we believe PHH is capable of much more.

"We also reject the board's unjustified attacks on the Independent Nominees - Greg Parseghian and Allan Loren. Stockholders should be very wary of a board that is so comfortable with character assassination. We stand by our comments in our May 19, 2009 press release on Greg Parseghian's service at Freddie Mac and are confident that Greg was not responsible for any of Freddie Mac's accounting misstatements that occurred when he was chief investment officer there. As to the Board's criticism of Allan Loren, we would be pleased to stack his record and experience up against that of any member of the Board. The criticism that he has no experience at building stockholder value in PHH's particular mortgage origination, mortgage servicing and fleet management businesses could have been leveled against any of the Board's non-management directors as well, including their most recent appointee."

Pennant Capital's May 12 letter to stockholders, referred to above, follows:


Pennant                            26 Main Street, Suite 203, Chatham, NJ  07928
Capital                                     Phone 973-701-1100, Fax 973-701-9005
Management, LLC

                   PROTECT YOUR INVESTMENT IN PHH CORPORATION
                              FROM POOR MANAGEMENT

                REJECT MANAGEMENT'S CYNICAL AND DESPERATE ATTACKS
                           ON PENNANT AND ITS NOMINEES

         VOTE THE GOLD PROXY CARD FOR TWO INDEPENDENT NOMINEES WHO WILL
        BRING EXPERIENCE, EXPERTISE AND ENERGY TO THE BOARD AND WHO WILL
              WORK HARD TO ENHANCE VALUE FOR ALL PHH STOCKHOLDERS


                                                                    May 12, 2009

Dear Fellow PHH Stockholders:

     Pennant Capital Management, LLC and affiliates own 5,407,141 shares, or 9.94% of PHH Corporation's outstanding common stock, making us the Company's largest stockholder. We began investing in PHH in 2006 because we believed that PHH could produce substantial returns on our investment if the Company were properly managed.

     We continue to believe strongly in the Company's potential and in the value of its intrinsic advantages, including these:

     o The Company is the only private label mortgage outsourcer of size in the United States, and in many cases it may be the only option for subscale institutions to offer a mortgage product to their customers without outsourcing to a competitor; and

     o The Company's fleet services segment is the 2nd largest player in the fleet management industry in the U.S. and Canada combined.

However, we believe equally strongly that PHH requires change on its Board of Directors in order to achieve its full potential. We urge you to vote for the two Independent Nominees to the Board - Greg Parseghian and Allan Loren - because we believe Mr. Parseghian will bring to the Board extremely valuable mortgage industry experience and Mr. Loren will bring to the Board the talents of an independent director with a proven track record of creating stockholder value and implementing change as the chief executive officer of a well-known company.

                            A POORLY MANAGED COMPANY

     In a meeting on August 19, 2008, PHH's Board Chairman told us that the Board was "tired" and that some directors were open to being replaced as a result of their efforts in connection with the Company's accounting restatement and the mortgage market downturn. While the economic climate in general, and the housing and financing markets in particular, have presented serious challenges, we believe, as described in greater detail in our proxy statement, that the Board has poorly managed the Company through these difficult times:

     o    Failure to Understand PHH's Normalized Earnings Potential

          Management has been unable to describe to Pennant the normalized earnings power of the Company, and has even suggested that in this economy there may be no such a thing as normalized earnings power. We believe that without such an understanding, the Board cannot set meaningful targets to track management's performance, cannot establish effective incentives for management, cannot explain to investors the Company's long-term earnings potential and cannot make fully informed capital allocation decisions.

     o Implemented Management Incentives Based on Significant Factors Outside Employees' Control

          Awards under the Company's management incentive plans are based on achieving pre-tax income targets typically set annually in March. Achievement of these targets depends on external factors, such as future interest rates and market driven gain-on-sale margins, which cannot be controlled by employees and cannot be known by management when the targets are set. We believe incentive targets should focus on parameters that are largely within the employees' control, such as efficiency, cost structure and operational aspects and profitability of customer contracts.

     o    Sufficient Focus on Profitability?

          We question whether, until recently, the Board and management had focused sufficiently on the profitability of individual clients. If PHH did not have appropriate metrics in place to measure the profitability of individual clients, we believe PHH would have been unable to evaluate whether existing clients were sufficiently profitable and whether potential new clients were sufficiently profitable to pursue.

     o    Too Slow to Reduce Mortgage Production Costs

          Throughout 2008, management's goal for mortgage production was to break even. In May 2008, at the time of the 1Q earnings call, management already knew that refinancing activity was slowing down. By August 2008, on the 2Q earnings call, Mr. Edwards stated: "So getting it to break even is just not going to happen. So what we're going to do over the next few weeks is the management team of the mortgage company is going to brainstorm ...." Given that management knew of the slowdown months before, we believe PHH should already have been "brainstorming" about the lack of profitability.

     o    Too Slow to Pass Through Fleet Funding Costs to Clients

          While management was aware, from at least late 2007, that its actual vehicle financing costs significantly exceeded the indices used to pass these costs on to clients, the Board failed to ensure that concrete steps were taken to mitigate this impact until well into 4Q 2008. As a result, full recovery to Fleet's normalized earnings power has been meaningfully delayed.

     o    Engaged in a Series of Public Relations Failures

          We believe management has failed to communicate PHH's long-term earnings potential and has failed to adequately distinguish the Company from troubled financial institutions that take substantial balance sheet risks in their business models. Only last week, in a letter to stockholders, the Company actually took credit for being more sound than Countrywide, IndyMac and Washington Mutual, as though avoiding bankruptcy or a forced fire sale was the mark of success for PHH. We believe the Company's poor communications strategy and execution has hurt stockholders in a number of ways, including by making it harder for investors to value PHH based on its underlying earnings power and by making it harder for PHH to recruit and retain outsourcing clients.

                  DO PHH'S MANAGEMENT AND BOARD EVEN "GET IT"?

     Over the past year, we have met and spoken with PHH management and Board members and have encouraged them to address our concerns. These contacts with PHH have convinced us that the current Board will not take the necessary steps on a timely basis to effectively enhance stockholder value unless they are prodded by new, independent voices. That is why we are asking you not to return any proxy card you may receive from management and to vote only on the enclosed GOLD proxy card.

     In a recent letter to stockholders signed by the entire Board and issued by the Company as a press release, the Board clearly demonstrated its failure to understand a critical issue for PHH. The Board wrote to you:

     "while Pennant now alleges that [we] and management are not focused on developing long-term stockholder value, Pennant, in its filings with the [SEC] in November 2008, criticized [us] for `preferring instead to manage the Company for long-term growth and client relationships.'"

     Apparently, the Board sees a contradiction in these two criticisms we've made of its stewardship. But what the Board fails to understand is that "long-term growth" does not always equate to "long-term stockholder value." If growth is unprofitable, then stockholder value is destroyed. And that has been one of our central concerns about PHH's Board and management - whether they have focused sufficiently on profitability in their efforts to grow.

     More recently, in a May 7, 2009 letter to stockholders, the Board questioned "whether Pennant's agenda is in your long-term interest," as though we had some nefarious plan we were trying to carry out through the election of two Independent Nominees to a Board of seven. All we are seeking to do is to ensure that the Company can meet its potential and create substantial value for all stockholders. We have never advocated that the Company focus on near-term profitability for its own sake and, unlike the Board, we have never mistaken growth for value.

              REJECT MANAGEMENT'S CYNICAL AND DESPERATE ATTACKS ON
                     AN INDEPENDENT NOMINEE TO THE PHH BOARD

     In its May 7 letter to stockholders, the incumbent Board attacked - with all the moral authority of a drive-by shooting - the integrity and qualifications of one of the Independent Nominees. Most egregiously, the Board smeared the reputation of Greg Parseghian with innuendo and half truths about his long service as Chief Investment Officer and then Chief Executive Officer of Freddie Mac. While Mr. Parseghian was Chief Investment Officer of Freddie Mac, that company engaged in questionable accounting practices that had the result of reducing strong current earnings and moving them into future accounting periods. In unloading its innuendo in an unfair, unbalanced manner, the Board failed to explain that:

     o Mr. Parseghian is not an accountant and was in no way responsible for Freddie Mac's accounting. Neither Freddie Mac's internal or outside auditors reported to him. The "Baker Botts report" that the Board cites in its letter explicitly expressed the belief that the Funding and Investments Division headed by Mr. Parseghian generally relied in good faith on Freddie Mac's internal and outside auditors to provide the necessary accounting advice and to ensure that transactions were accounted for in accordance with GAAP.

     o After the accounting scandal came to light and Freddie Mac's CEO and other top officers were terminated, the Freddie Mac board of directors, well aware of the circumstances surrounding the scandal and of the findings and conclusions of the Baker Botts report, chose to elevate Mr. Parseghian to the CEO position.

     o The Office of Federal Housing Enterprise Oversight (OFHEO), which was Freddie Mac's regulator, forced the Freddie Mac board to remove Mr. Parseghian as CEO under extreme political pressure. Having failed as a regulator to detect accounting problems at Freddie Mac, OFHEO was under intense public pressure, including threats to eliminate the agency, and needed to show that it was taking charge of an embarrassing situation.

     o Unlike other senior officers of Freddie Mac, Mr. Parseghian was never charged with improper activities and never even received notice that he was a target of an investigation.

     In another example of a cynical attack, the Board observes in its May 7 letter that Mr. Parseghian is a director of Everquest, which in 2007 had sought to go public as a business consisting primarily of collateralized debt obligations secured by subprime mortgages. Everquest was affiliated with and had acquired many of its assets from hedge funds associated with Bear Stearns, and its efforts to go public ended after the value of its assets was questioned in the press, with suggestions that troubled Bear Stearns hedge funds were using Everquest to address their liquidity concerns. Without suggesting that Everquest or Mr. Parseghian had done anything wrong, or that the proposed public offering would not be marketed and priced to reflect the value and risk inherent in Everquest's assets, the Board questioned Mr. Parseghian's suitability for election to the Board. And this despite the Board's concession that "[i]t is not our role to determine what did or did not happen at Bear Stearns, the Bear Stearns hedge funds or Everquest, nor do we believe any allegations have been made that Mr. Parseghian was implicated in the collapse of the Bear Stearns hedge funds or the problems at Bear Stearns."

     The Board has relied on accusations and innuendo, which we believe is fundamentally unfair. We believe stockholders should emphatically reject the Board's scare tactics and its cynical attacks on Mr. Parseghian.

             VOTE THE GOLD PROXY CARD TO BRING MUCH NEEDED CHANGE -
                 FRESH VOICES AND FRESH IDEAS - TO THE PHH BOARD

     By asking you to vote the GOLD proxy card, we are not asking you to hand over control of PHH. We are only asking that you elect two new directors to a seven-member board so that ALL stockholders will be represented by at least two independent directors who have been nominated by stockholders for the express purpose of enhancing stockholder value and who in no way are beholden to management.

     By voting the GOLD proxy card, you will be voting FOR the two Independent Nominees, as well as FOR the Company Nominee other than Terence W. Edwards and A.B. Krongard. We intend to vote the GOLD proxy card for the Company Nominee other than Mr. Edwards and Mr. Krongard because we believe that Mr. Edwards, in his capacity as President and Chief Executive Officer of the Company, and Mr. Krongard, in his capacity as Chairman of the Board, bear significant responsibility for a number of the self-inflicted problems facing the Company, and we have lost confidence in their ability to effectively and expeditiously handle future challenges and opportunities for the Company.

                 VOTE THE GOLD PROXY CARD TODAY TO HELP ENHANCE
                       LONG-TERM STOCKHOLDER VALUE AT PHH

     We encourage you to read our proxy statement, which accompanies this letter. We believe you will agree that we have, for some time now, worked assiduously to persuade the Company to make changes that could lead to the creation of stockholder value. Some of our suggestions have been adopted, although much too slowly, and others appear just to have been ignored. We look forward with speaking to many of you during the course of this campaign, and hope we can count on your support.

     If you have any questions, or need assistance voting your GOLD proxy card, please contact MacKenzie Partners, Inc., which is assisting us in this solicitation, at (800) 322-2885 (toll-free) or (212) 929-5500 (call collect) or by email at proxy@mackenziepartners.com. You may also be able to vote by telephone or internet by following the instructions on the enclosed voting form.

                    On behalf of Pennant Capital Management, LLC,

                    Sincerely,

                    /s/ Alan Fournier

                    Alan Fournier
                    Managing Member


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If you have questions or need assistance voting the GOLD proxy card please contact:

                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                           proxy@mackenziepartners.com
                          Call Collect: (212) 929-5500
                                       or
                            Toll-Free (800) 322-2885

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